UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

CISION LTD.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G1992S 109

(CUSIP Number)

Canyon Holdings (Cayman), L.P.

c/o GTCR Investment X AIV Ltd.

300 N. LaSalle Street

Suite 5600

Chicago, Illinois 60654

Attention: Jeffrey S. Wright

(312) 382-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Dennis M. Myers, P.C.

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

October 22, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1992S 109

(1)	Names of reporting persons Canyon Holdings (Cayman), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 50,490,472
	(9)	Sole dispositive power
	(10)	Shared dispositive power 50,490,472

(11)	Aggregate amount beneficially owned by each reporting person 50,490,472
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 34.01%
(14)	Type of reporting person (see instructions) PN

CUSIP No. G1992S 109

(1)	Names of reporting persons Canyon Partners, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 50,490,472
	(9)	Sole dispositive power
	(10)	Shared dispositive power 50,490,472

(11)	Aggregate amount beneficially owned by each reporting person 50,490,472
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 34.01%
(14)	Type of reporting person (see instructions) OO

CUSIP No. G1992S 109

(1)	Names of reporting persons GTCR Investment X AIV Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 50,490,472
	(9)	Sole dispositive power
	(10)	Shared dispositive power 50,490,472

(11)	Aggregate amount beneficially owned by each reporting person 50,490,472
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 34.01%
(14)	Type of reporting person (see instructions) OO

This Amendment No. 9 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 6, 2017, as amended by Amendment No. 1 filed with the SEC on November 8, 2017, as further amended by Amendment No. 2 filed with the SEC on March 26, 2018, as further amended by Amendment No. 3 filed with the SEC on May 23, 2018, as further amended by Amendment No. 4 as filed with the SEC on June 19, 2018, as further amended by Amendment No. 5 filed with the SEC on July 11, 2018, as further amended by Amendment No. 6 filed with the SEC on September 17, 2018, as further amended by Amendment No. 7 filed with the SEC on September 21, 2018 and as further amended by Amendment No. 8 filed with the SEC on December 4, 2018 (as amended, the “Original Schedule 13D”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The following information is as of the date hereof and assumes there are 148,478,535 Ordinary Shares outstanding as of October 18, 2019 based on information set forth in the Issuer’s current report on Form 8-K filed with the SEC on October 23, 2019.

Holdings is the direct beneficial owner of 50,490,472 Ordinary Shares. The Ordinary Shares held by Holdings represent approximately 34.01% of the Ordinary Shares outstanding as of the date of this Statement.

Canyon Partners, by virtue of its being the general partner of Holdings, may be deemed to possess indirect beneficial ownership of 50,490,472 Ordinary Shares. The Ordinary Shares which may be deemed to be beneficially owned by Canyon Partners represent approximately 34.01% of the Ordinary Shares outstanding as of the date of this Statement.

GTCR AIV, by virtue of its being the sole shareholder of Canyon Partners, may be deemed to possess indirect beneficial ownership of the 50,490,472 Ordinary Shares held directly by Holdings. The Ordinary Shares which may be deemed to be beneficially owned by GTCR AIV represent approximately 34.01% of the Ordinary Shares outstanding as of the date of this Statement.

Decisions of GTCR AIV with respect to the voting and disposition of the Ordinary Shares are made by a vote of a majority of its directors, and, as a result, no single person has voting or dispositive authority over such securities. Messrs. Philip A. Canfield, David A. Donnini, Collin E. Roche, Craig A. Bondy, Constantine S. Mihas, Mark M. Anderson, Aaron D. Cohen, Sean L. Cunningham, Benjamin J. Daverman and Lawrence C. Fey are each managing directors of GTCR LLC, which provides management services to GTCR AIV, and each disclaims beneficial ownership of the securities held by GTCR AIV, except to the extent of his pecuniary interest in such securities. The filing of this Statement shall not be construed as an admission that any such individual is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

(b) By virtue of the relationship among the Reporting Persons described in Item 2 of the Original Schedule 13D, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 50,490,227 Ordinary Shares as set forth in rows 7 through 13 of the cover pages of this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by inserting the following as a new paragraph at the end of Item 6:

Pro Rata Distribution of Issuer Securities by GTCR AIV and GTCR Partners X AIV

On January 23, 2019, GTCR AIV made a pro rata distribution of 893 Ordinary Shares to its shareholders and GTCR Partners X AIV made a pro rata distribution of 457,862 Ordinary Shares to its partners. As a result of these distributions, GTCR AIV ceased to have beneficial ownership over any Ordinary Shares other than the Ordinary Shares held by Holdings, as reported in Item 5, above.

Voting Agreement

On October 22, 2019, Holdings and GTCR AIV entered into a voting agreement (the “Voting Agreement”) with MJ23 UK Acquisition Limited (“Parent”) in connection with the execution of that certain agreement and plan of merger (the “Merger

Agreement”), dated as of October 22, 2019, by and among the Issuer, Parent and Castle Merger Limited. Pursuant to the Voting Agreement, Holdings and GTCR AIV have agreed to vote, or cause to be voted, all of the Ordinary Shares held by such Reporting Persons in favor of the authorization of the Merger Agreement and the transactions contemplated thereby at any meeting of the shareholders of the Issuer. The Voting Agreement terminates upon the earliest of (a) the effective time of the merger contemplated by the Merger Agreement, (b) the termination of the Merger Agreement in accordance with its terms, (c) the effectuation of a “Company Board Recommendation Change” (as such term is defined in the Merger Agreement) and (d) written notice of termination of the Voting Agreement by Parent to Holdings and GTCR AIV.

The foregoing is not a complete summary of the Voting Agreement and is qualified in its entirety by reference to the Voting Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of October 25, 2019.

Exhibit 2	Voting Agreement, dated as of October 22, 2019, by and among MJ23 UK Acquisition Limited, Castle Merger Limited and Cision Ltd. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 23, 2019).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2019

CANYON HOLDINGS (CAYMAN), L.P.

By:	Canyon Partners, Ltd.
Its:	General Partner

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Its:	Appointed Officer

CANYON PARTNERS, LTD.

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Its:	Appointed Officer

GTCR INVESTMENT X AIV LTD.

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Its:	Appointed Officer